EXHIBIT 99.24

Emerald Health Therapeutics Contracts for 1,200 Acres of Canadian Hemp Harvest, Reports Significant Progress on Factors Group Extraction Facility, and Forms US Hemp Subsidiary

Emerald Aims to Harvest over 270,000 kg of Hemp in 2019, With the Potential to Produce Over 3,500 kg of Extracted CBD Oil

VANCOUVER, British Columbia, June 12, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) reports that is has expanded its agreement to purchase harvested hemp flower and leaf, or hemp chaff, from Emerald Health Hemp Inc. (“EHH”) from 1,000 to 1,200 acres for 2019. EHH is a wholly owned subsidiary of Emerald Health Sciences Inc. and a related party of Emerald. Based on last year’s harvest, Emerald expects production from the 1,200 acres to be at least 270,000 kg of hemp chaff in 2019 with, conservatively, approximately 2% cannabidiol (“CBD”) content. Emerald estimates that this hemp may yield 3,500 kg of extracted CBD, which it plans to use to manufacture premium oils, softgels and associated value-added products for Canadian adult-use and medical consumers.

“Emerald, through its partnership with the Factors Group and their scalable processing capacity, is uniquely situated to become one of Canada’s leading producers of premium CBD products from hemp,” said Dr. Avtar Dhillon, President and Executive Chairman. “We established our first-mover advantage in 2018 by securing hemp on a large scale and gaining production insights that will benefit us in 2019. With even more supply contracted for this year, we expect significant near-term growth in this market segment.”

In 2018, Emerald purchased 134,000 kg of hemp chaff from EHH, which represented total production from 836 acres. The CBD content of this hemp, which was frozen and stored, ranged from 0.8% to 1.0%. This purchase was enabled by the Canadian government’s approval on August 10, 2018 to allow harvest of the whole hemp plant for commercial purposes. As a result, licensed companies are now able to use hemp chaff for CBD extraction.

In 2019, Emerald expects to receive hemp harvested earlier in the hemp maturation cycle, when biomass and CBD content are approaching their peak.

Emerald intends that the past and future harvested hemp will be processed through extraction, with some also going through gel encapsulation, in the Factors Group manufacturing facility in Kelowna, BC. With the support of Emerald, the Factors Group expects to complete final construction on the retrofitting and segmentation of its proposed processing facility in the coming weeks and plans to submit its final evidence package to Health Canada for review and approval shortly thereafter. This operating facility is estimated to have annual extraction capacity of up to one million kg of biomass and can produce up to 600 million CBD softgel capsules per year.

Emerald currently produces and sells in Canada its SYNC 25 CBD oil in the adult-use market and other high-CBD products in the medical market.

Emerald has also formed Emerald Health Therapeutics Hemp USA Inc., a wholly owned subsidiary of Emerald Health Therapeutics, which will seek to establish strategic supply agreements with US-based hemp farmers as well as explore opportunities to export its Canadian hemp-derived CBD products to the US.

“CBD, despite being non-psychoactive, currently cannot legally be added to food, beverage or dietary supplement products under US Food & Drug Administration (“FDA”) rules. However, with the FDA’s recent initiation of its CBD policy review, we believe there is potential that in time federal US rules will permit CBD-infused products,” said Allan Rewak, VP Communications and Stakeholder Relations. “Emerald intends to maximize every opportunity that becomes allowable.”

As part of its efforts to realize these opportunities, Emerald is currently leading and providing guidance to the American Trade Association of Cannabis and Hemp’s International Council on CBD and Hemp.

Separately, Emerald recently paid $5 million to the vendors of Verdelite Sciences Inc. and Verdelite Property Holdings Inc. as partial payment of the remaining amount due for their sale of shares of Verdélite to Emerald. Emerald is obligated to make additional payments of $5 million on July 16, 2019 and $5 million plus interest of 10% per annum on August 27, 2019 as final settlement of all amounts due with respect to this transaction.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1,200 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include receipt of hemp deliveries; quantity of chaff received; amount of CBD extracted; types of products to be manufactured; Emerald becoming a producer of premium CBD products from hemp; significant near term growth in the market segment; timing of harvests; processing taking place at the Factors Group facility; completion of construction and retrofitting of such facility; payment of additional amounts due with respect to the Verdelite acquisition; submissions to Health Canada; extraction and processing capacity at the Factors Group facility; execution of supply agreements with US producers; changes to US rules to allow for CBD infused products; CBD yield from hemp; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, weather; harvest results; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.